UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number 001-16139

Wipro Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Karnataka, India

(Jurisdiction of incorporation or organization)

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035, India +91-80-2844-0011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐    No  ☑

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐    No  ☑

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DISCLOSURE OF APPOINTMENT OF CHIEF EXECUTIVE OFFICER AND

DIRECTOR AND OFFICER CHANGES

Wipro Limited, a company organized under the laws of the Republic of India (the “Company”) hereby furnishes the Commission with copies of the following information relating to the appointment of its Chief Executive Officer and Managing Director of the Company and other changes in directorship. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On May 29, 2020, the Company informed the securities exchanges in India on which its securities are listed and the New York Stock Exchange that the Company has appointed Thierry Delaporte as its Chief Executive Officer and Managing Director, effective July 6, 2020. The Company previously announced, on January 31, 2020, that Mr. Abidali Z. Neemuchwala, its Chief Executive Officer and Managing Director, had decided to step down from the Company due to family commitments. Mr. Neemuchwala will relinquish his position as Chief Executive Officer and Managing Director on June 1, 2020. A copy of the letter to the Exchanges is attached hereto as Exhibit 99.1.

Also on May 29, 2020, the Company informed the securities exchanges in India on which its securities are listed and the New York Stock Exchange that the Board of Directors of the Company has, at their meeting held on May 29, 2020, approved the following:

1.	Appointment of Mr. Deepak M. Satwalekar as an Additional Director in the capacity of Independent Director for a term of five years, effective July 1, 2020, subject to the approval of the shareholders.

2.	Resignation of Mrs. Arundhati Bhattacharya as an Independent Director, effective June 30, 2020.

A copy of the letter to the Exchanges is attached hereto as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

WIPRO LIMITED

/s/ Jatin Pravinchandra Dalal

Jatin Pravinchandra Dalal
Chief Financial Officer

Dated: May 29, 2020

INDEX TO EXHIBITS

Item

99.1	Letter to the Exchanges dated May 29, 2020.

99.2	Letter to the Exchanges dated May 29, 2020.